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Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2006	2005
Earnings:
Income (loss) before income taxes	$(47)	$11
Less: Capitalized interest	(5)	(4)
Add: Fixed charges	57	37
Adjusted earnings	$5	$44
Fixed charges:
Interest expense	$36	$20
Amortization of debt costs	1	1
Rent expense representative of interest	20	16
Total fixed charges	$57	$37
Ratio of earnings to fixed charges (1)	—	1.20

(1)	Earnings were inadequate to cover fixed charges by $52 million for the quarter ended March 31, 2006.